July 10, 2020

Via Email

Harry Pangas
Dechert LLP
1900 K Street, NW
Washington, DC 20006
harry.pangas@dechert.com

       Re:     Barings Capital Investment Corporation
               Registration Statement on Form 10
               File No. 000-56180

Dear Mr. Pangas:

        On June 26, 2020, you filed a registration statement on Form 10 on behalf of Barings
Capital Investment Corporation (the    Company   ). We have reviewed the
registration statement
and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

       Please respond to this letter within ten (10) business days by either amending the filing, providing the requested information, or advising us when you will provide the requested information. We may have additional comments after reviewing your responses to the following comments, or any amendment to the filing.

         We note that the Company is voluntarily registering shares of its common stock under
Section 12(g) of the Securities Exchange Act of 1934 (   Exchange Act   ).
Please note that a filing
on Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Exchange Act Section 12(g)(1). If our comments are not satisfactorily addressed
within this 60-day time period, you should consider withdrawing the Company   s
Form 10 prior
to its effectiveness, and re-filing a revised Form 10 that includes changes responsive to our comments. If the Company chooses not to withdraw its Form 10 registration statement, it will be subject to the reporting requirements of Exchange Act Section 13(a). Additionally, we will continue to review the filing until all of our comments have been satisfactorily addressed.

                                    LEGAL COMMENTS

Page 1     Explanatory Note

1.     Please add the following:

     a. The Company is an    emerging growth company,    as defined in the
Jumpstart Our
        Business Startups Act of 2012. As a result, the Company is eligible to take advantage of certain reduced disclosure and other requirements that are otherwise applicable to public companies including, but not limited to, not being subject to the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002. See
 Item 1.
        Business     JOBS Act.

     b. The Commission maintains an Internet Website (http://www.sec.gov) that contains the reports mentioned in this section.

2.      The fourth bullet point states,    We do not intend to list our shares
on any securities
exchange for what may be a significant time and we do not expect a secondary market in the
shares to develop.    In the prospectus, please add disclosure that specifies
the Company   s
intentions regarding an exchange listing, a liquidation, and/or any other liquidity event. Please include an estimated timeframe for these events.

3.      The second sentence of the fifth bullet point states,    Any capital
returned to you through
distribution will be disturbed after payment of fees and expenses.    Please
add an    s    after
   distribution    and change    disturbed    to    distributed.

Page 4     Item 1. Business

4.      In the second paragraph of the section titled,    The Company,
disclosure states,

        We expect to conduct private offerings (the    Private Offering   ) of
our Common
        Stock to investors in reliance on exemptions from the registration requirements of
        the U.S. Securities Act of 1933, as amended (the    Securities Act   ).
At the closing
        of any Private Offering, each investor will make a capital commitment
(a    Capital
        Commitment   ) to purchase shares of our Common Stock pursuant to a
        subscription agreement entered into with us (a    Subscription
Agreement   ).
        Investors will be required to fund drawdowns (   Drawdowns   ) to
purchase shares
        of our Common Stock up to the amount of their respective Capital Commitments
        on an as needed basis with a minimum of 10 calendar days    prior
notice to the
        investors (   Drawdown Notice   ).

     a. Please supplementally indicate on which exemptions you will rely and the basis for your reliance.

     b. Please disclose in the prospectus what happens to investors that fail to honor their obligations.

5. In the last sentence of the second paragraph of the section titled, The Company,
disclosure states,    We anticipate commencing our loan origination and
investment activities
contemporaneously with the initial closing of the Private Offering, which is expected to occur in
the second quarter of 2020 (the    Closing   ).    Given that the second
quarter of 2020 has passed,
please revise the timeline accordingly.

6. In the first sentence of the first paragraph of the section titled, Description of Business,
disclosure states,    We are a financial services company that will primarily
lend to and invest in
senior secured private debt investments in performing, well-established middle-market
businesses that operate across a wide range of industries.    Please provide a
plain English
definition of    performing.

7. In the third sentence of the third paragraph of the section titled, Description of
Business,    disclosure states,    Barings will employ fundamental credit
analysis, and target
investments in businesses with low levels of cyclicality and operating risk relative to other
businesses in this market segment.    Please provide a plain English definition
of    cyclicality.

8.      In the third paragraph of the section titled,    Description of
Business,    please disclose the
expected credit quality and maturity of the Company   s investments. Please
include the term
   junk bonds    in describing debt instruments that will be rated below
investment grade or which,
if unrated, would be rated below investment grade if they were rated.

Page 5     Item 1. Business

9.      In the first paragraph at the top of the page, disclosure states,    We
will initially focus on
investing in syndicated senior secured loans, bonds and other fixed income. We expect to transition to investing in predominately senior secured private debt investments in performing, well-established middle-market businesses that operate across a wide range of industries.
Please add disclosure after this sentence explaining the difference between the initial and future investments.

Page 6     Investment Committee

10.     The    Investment Team    is defined on the previous page while the
Investment
Committee    is defined on this page. Please explain what the differences are between the two
groups.

Page 20     Regulation as a Business Development Company

11.     In the last sentence of the second paragraph, disclosure states,    We
may also borrow
amounts up to 5.0% of the value of our total assets for temporary or emergency purposes without
regard to asset coverage (emphasis added).    The additional 5% is available
only for temporary
purposes, regardless of whether there are also emergency purposes. Please revise this section to indicate that the additional 5% borrowings described in this section are limited to borrowing for temporary purposes as that term is defined in section 18(g) of the 1940 Act.

Page 35     Inability to Meet Investment Objective or Investment Strategy

12. It appears that the Company may hold a significant amount of covenant-lite loans. If the
Company will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Page 35     There are potential conflicts of interest, including the management of other
investment funds and accounts by Barings, which could impact our investment returns.

13. Please disclose whether the Company has any policies and procedures for managing conflicts of interest, and if so, what those policies and procedures are.

Page 40     PIK Interest Payments

14. Please disclose that, to the extent original issue discount instruments, such as zero coupon
bonds and PIK loans, constitute a significant portion of the Company   s
income, investors will be
exposed to typical risks associated with such income being required to be included in taxable and accounting income prior to receipt of cash, including the following:

    a. The higher interest rates of PIK loans reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
    b. PIK loans may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;
    c. Market prices of zero-coupon or PIK securities are affected to a greater extent by interest rate changes and may be more volatile than securities that pay interest periodically and in cash. PIKs are usually less volatile than zero-coupon bonds, but more volatile than cash pay securities;
    d. Because original issue discount income is accrued without any cash being received by the
       Company, required cash distributions may have to be paid from offering proceeds or the sale of Company assets without investors being given any notice of this fact;
    e. The deferral of PIK interest increases the loan-to-value ratio, which is a measure of the riskiness of a loan;
    f. Even if the accounting conditions for income accrual are met, the borrower could still
       default when the Company   s actual payment is due at the maturity of
the loan; and
    g. Original issue discount creates risk of non-refundable cash payments to the adviser based on non-cash accruals that may never be realized.

Page 41     Senior Securities

15. In the first sentence, disclosure states that the Company may issue debt securities or preferred stock. Please confirm that the Company does not intend to issue debt securities or preferred stock within a year of the effective date of the registration statement, or add appropriate disclosure.

Page 41     We may invest in revolving credit facilities or make other similar financial
commitments.

16.      In the first sentence of the first paragraph, disclosure states,    We
may acquire or originate
revolving credit facilities from time to time. Under a revolving credit facility, we may be required to fund amounts due in a shorter timeframe than the time in which we may be able to call capital from our investors. As a result, there is a risk that we may not have sufficient
liquidity to fund all or a portion of the amounts due.    Please explain to us
whether the Company
will make capital commitments that may be unfunded for some period of time. If so, please explain to us whether the Company will treat its unfunded commitments as senior securities under section 61 of the Investment Company Act. If the Company will have unfunded commitments that it will not treat as senior securities, please provide us with a representation that the Company reasonably believes that its assets will provide adequate cover to allow it to satisfy its future unfunded investment commitments, and include an explanation as to why the Company believes it will be able to cover its future unfunded investment commitments.

                                 ACCOUNTING COMMENTS

Page 15     Definition of    Floating Rate

1. Please describe if the change in the calculation of incentive fees will require a shareholder vote for the change in advisory agreement.

2. It appears the initial floating rate will be based upon a 3 month LIBOR. After a transition event SOFR will be utilized. As SOFR is an overnight rate, please supplementally describe how the Company will adjust to a 3 month tenor and if it is expected that there will be a material difference between the rates upon transition.

                                      *    *    *        *     *   *

        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Should you have any questions regarding this letter, please contact me at
(202) 551-5166.


                                                             Sincerely,
                                                             /s/ Lisa N. Larkin
                                                             Lisa N. Larkin
                                                             Senior Counsel


cc:    Vincent Di Stefano, Branch Chief